UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                BIO-PLEXUS, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 per share
                         (Title of Class of Securities)

                                   09057C 106
                                 (CUSIP Number)

                                 Joseph P. Wynne
                         ComVest Venture Partners, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                  June 19, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.09057C 106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ComVest Venture Partners, L.P. (13-4124841)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,259,446
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,259,446

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,259,446

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]
The aggregate amount listed in row 11 does not include shares of Common
Stock issuable upon conversion of a Senior Subordinated 7% Non-Convertible Note issued to the Reporting Person, because the Note is convertible into shares of Common Stock only upon the occurrence of (i) an event of default under the Note or (ii) the Issuer's failure to meet certain performance milestones (as more fully set forth in the Note), either of which events may or may not occur within the next sixty (60) days.
________________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.09057C 106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ComVest Management, LLC (06-1588640)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,259,446
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,259,446

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,259,446

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]
The aggregate amount listed in row 11 does not include shares of Common
Stock issuable upon conversion of a Senior Subordinated 7% Non-Convertible Note issued to ComVest Venture Partners, L.P., because the Note is convertible into shares of Common Stock only upon the occurrence of (i) an event of default under the Note or (ii) the Issuer's failure to meet certain performance milestones (as more fully set forth in the Note), either of which events may or may not occur within the next sixty (60) days.
________________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.09057C 106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Commonwealth Associates, L.P. (13-3467952)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    97,750
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    97,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,750

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]

________________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

..84%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.09057C 106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Commonwealth Assocites Management Company, Inc. (13-3468747)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    97,750
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    97,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,750

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]

________________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

..84%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.09057C 106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michasel S. Falk

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         397,166

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,357,196
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         397,166

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,357,166

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,754,362

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]
The aggregate amount listed in row 11 does not include shares of Common
Stock issuable upon conversion of a Senior Subordinated 7% Non-Convertible Note issued to ComVest Venture Partners, L.P., because the Note is convertible into shares of Common Stock only upon the occurrence of (i) an event of default under the Note or (ii) the Issuer's failure to meet certain performance milestones (as more fully set forth in the Note), either of which events may or may not occur within the next sixty (60) days.
________________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.09057C 106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert Priddy

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,703,868

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,357,781
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,703,868

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,357,781

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,357,781

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]
The aggregate amount listed in row 11 does not include shares of Common Stock issuable upon conversion of a Senior Subordinated 7% Non-Convertible Notes issued to the Reporting Person and RMC Capital, LLC, because the Notes are convertible into shares of Common Stock only upon the occurrence of (i) an event of default under the Notes or (ii) the Issuer's failure to meet certain performance milestones (as more fully set forth in the Notes), either of which events may or may not occur within the next sixty (60) days.
________________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.09057C 106                   13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RMC Capital, LLC (58-2391586)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,653,913
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,653,913

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,653,913

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]
The aggregate amount listed in row 11 does not include shares of Common
Stock issuable upon conversion of a Senior Subordinated 7% Non-Convertible Note issued to the Reporting Person, because the Note is convertible into shares of Common Stock only upon the occurrence of (i) an event of default under the Note or (ii) the Issuer's failure to meet certain performance milestones (as more fully set forth in the Note), either of which events may or may not occur within the next sixty (60) days.
________________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

          This Amendment No. 1 to the statement on Schedule 13D filed on behalf of ComVest Venture Partners, L.P. ("ComVest"), ComVest Management, LLC ("ComVest Management"), RMC Capital, LLC ("RMC"), Michael S. Falk ("Falk") and Robert Priddy ("Priddy") on June 3, 2002 relates to the common stock, par value $0.001 per share (the "Common Stock") of Bio-Plexus, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 129 Reservoir Road, Vernon, Connecticut 06066.


Item 2. Identity and Background.

          Item 2 is hereby amended and restated as follows:

          This statement is filed jointly by (i) ComVest, a limited partnership organized under the laws of Delaware, whose principal business is investing in securities, (ii) ComVest Management, LLC, a limited liability company organized under the laws of Delaware, whose principal business is investing in securities;
(iii) Commonwealth Associates, L.P., a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking ("Commonwealth"); (iv) Commonwealth Associates Management Company, Inc., a corporation organized under the laws of New York and the corporate general partner of Commonwealth ("CAMC"); (v) RMC, a limited liability company organized under the laws of Georgia, whose principal business is investing in securities;
(vi) Falk, an individual; and (vii) Priddy, an individual. ComVest, ComVest Management, Commonwealth, CAMC, RMC, Falk and Priddy are the "Reporting Persons."

          ComVest Management is the general partner of ComVest and is wholly-owned by CAMC. CAMC is the general and principal partner of Commonwealth. The managers of ComVest Management are Travis L. Provow, Falk and Keith Rosenbloom ("Rosenbloom"). Priddy, Rosenbloom and Harold Blue are directors of CAMC, and Falk is Chairman of CAMC. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. The managers of RMC (the "RMC Managers") are Priddy, Kikie Priddy, Sharon Acks and Michael Acks. Mr. Priddy is also the Chairman and principal member of RMC.

          All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than the RMC Managers and RMC, is 830 Third Avenue, New York, New York 10022. The business address for the RMC Managers and RMC is RMC Capital, LLC, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067.

          During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended to add the following:

          The Issuer entered into a Securities Purchase Agreement with the investors named therein (together, the "Investors") and ComVest, in its capacity as administrative agent to the Investors, dated as of June 18, 2002 (the "Securities Purchase Agreement"), pursuant to which the Issuer sold to the Investors 25 Units (together, the "Units" and individually, a "Unit"), each Unit consisting of a (i) $100,000 Senior Subordinated 7% Non-Convertible Promissory Note (together, the "Notes" and individually, a "Note"), and warrants to purchase 50,000 shares of Common Stock of the Issuer (together, the "Warrants" and individually, a "Warrant"). The closing of the sale of the Units was held on June 19, 2002.

          On June 19, 2002, ComVest, RMC and Priddy purchased 10.6, 3.3 and 3.3 Units, respectively, from the Issuer. In exchange, the Issuer issued to ComVest, RMC and Priddy, respectively (i) Notes in the principal amounts of $1,060,000, $333,333, and $333,333 and (ii) Warrants to purchase 530,000, 166,667, and
166,667 shares of Common Stock. The sources of the funds for the purchases by ComVest and RMC were the respective working capital of such entities, and the source of the funds for the purchase by Priddy was his personal funds.

          Pursuant to an Advisory Agreement, dated as of May 10, 2002, by and between the Issuer and Commonwealth (the "Advisory Agreement"), Commonwealth agreed to act as financial advisor to the Issuer. As compensation for services rendered to the Issuer under the Advisory Agreement, Commonwealth received a warrant to purchase 1,000,000 shares of Common Stock at a per share exercise price equal to $1.00 (the "Advisor Warrant" and together with the Notes and the Warrants, the "Securities"). Pursuant to a letter from Commonwealth to the Issuer, dated June 25, 2002 (the "Instruction Letter"), Commonwealth instructed the Issuer to allocate the Advisor Warrant among certain individuals listed in the Instruction Letter (as more fully set forth therein), including Priddy and Falk. Pursuant to the Instruction Letter, the Issuer issued to Priddy an Advisor Warrant to purchase 49,995 shares of Common Stock and to Falk, an Advisor Warrant to purchase 397,166 shares of Common Stock.

Item 4. Purpose of Transaction.

          Item 4 is hereby amended to add the following:

          Pursuant to the Securities Purchase Agreement, on June 19, 2002, the Issuer issued to ComVest, RMC and Priddy, respectively, Notes in the principal amounts of $1,060,000, $333,333 and $333,333. The Notes shall bear interest at the rate of 7% per annum, which shall accrue through the earlier of the Maturity Date (as defined below) or the date on which the Notes are converted. For the purposes o this paragraph, "Maturity Date" shall mean the date which is the earlier of (i) December 18, 2004; (ii) the date on which the Issuer consummates a merger, combination or sale of all or substantially all of the assets of the Issuer; or (iii) upon the acquisition of more than 50% of the voting power or interest of the Issuer by the purchase by a single entity or person or Section 13D Group. For the purposes of this paragraph, "Section 13D Group" shall mean any group existing pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          The Issuer secured the repayment of the Notes with certain collateral generally as follows:

          Security Interest. With the exception of up to $1,000,000 in aggregate principal amount of additional notes that may be sold on or before July 31, 2002 (together, the "Additional Notes" and individually, an "Additional Note"), which shall rank equally with the Notes, each of the Notes shall rank senior to all other indebtedness for money borrowed of the Issuer, and together with such Additional Notes, shall be secured by a first perfected priority lien and security interest (the "Security Interest") in certain collateral of the Issuer, pursuant to the terms and conditions of a Security Agreement, dated as of June 18, 2002, by and among the Issuer, each of the Investors and ComVest, in its capacity as administrative agent for the investors (the "Security Agreement"); provided, however, that each Investor expressly acknowledged that with respect to that certain mortgage (the "Mortgage") on the real property located in Vernon, Connecticut and owned by the Issuer (the "Mortgagee Collateral"), the Notes and the Additional Notes shall be secured by a second perfected lien and security interest in the Mortgagee Collateral, pursuant to the terms and conditions of a Mortgage and Security Agreement, dated as of June 18, 2002, by the Issuer (the "Mortgage and Security Agreement"). In addition, the Investors expressly acknowledged that, in the event the Issuer establishes a revolving credit facility with an institutional lender for a maximum of $2,000,000, and repayment of such credit facility is secured by certain collateral of the Issuer (the "Lender Collateral"), then the Security Interest shall automatically become subordinate to the Lender's first perfected priority lien and security interest only with respect to the Lender Collateral, so that repayment of the Notes and the Additional Notes shall be secured by a second perfected lien and security interest only with respect to the Lender Collateral. For the purposes of this paragraph, Lender Collateral shall include (i) all existing and future accounts receivable of the Issuer and its direct and indirect subsidiaries, and (ii) all inventory and proceeds of such accounts.

          The Notes contain optional and automatic conversion provisions generally as follows:

               Optional Conversion. In the event the Issuer (i) fails to pay the Notes when due (whether at the Maturity Date or upon an event of default under the Notes), or (ii) fails to meet the performance milestones set forth in the Notes, the holders of the Notes shall have the right to convert the Notes into shares of Common Stock at a conversion price equal to a 15% discount to the average closing bid price for the 5 trading days immediately following the later of (i) the date of such event of default or failure to meet the performance milestones, and (ii) the date of the issuance of any press release relating to the event of default.

               Automatic Conversion. In the event (i) the average closing bid price for the Common Stock has equaled or exceeded 3 times the Automatic Conversion Price (as defined below) for a period of 20 consecutive trading days; and (ii) the shares of Common Stock issuable upon conversion of the Notes (the "Conversion Shares") are trading on a national securities exchange or the NASDAQ SmallCap or National Market System, and all such securities are fully registered for resale or fully tradeable under Rule 144 and not subject to any lock-up provisions, then the Issuer shall have the right to convert the Notes into Conversion Shares at a conversion price equal $1.00 per share; provided, however, that the aggregate amount of the Notes that may be converted in any 30-day period shall be limited to the number of Conversion Shares as shall equal 10 times the average daily trading volume during the 30-day period immediately prior to any notice of conversion as set forth in the Notes.

          The Notes also contain customary prepayment provisions and anti-dilution provisions.

          On June 19, 2001, the Issuer issued to ComVest, RMC and Priddy, respectively, Warrants to purchase 530,000, 166,667, and 166,667 shares of Common Stock (the "Warrant Shares"). The Warrants are exercisable at a per share exercise price of $1.00. The Warrants expire on December 18, 2004 and contain a cashless exercise feature. In the event the Notes are repaid in full on or prior to December 18, 2002, the Issuer shall have the right to redeem 50% of each Warrant at a price of $.01 per Warrant Share.

          Pursuant to the Advisory Agreement, the Issuer agreed to issue to Commonwealth a warrant (the "Advisor Warrant") to purchase 1,000,000 shares of Common Stock at a per share exercise price of $1.00 in exchange for Commonwealth's services as a financial advisor to the Issuer. Pursuant to the Instruction Letter, the Advisor Warrant was allocated among the individuals listed in the Instruction Letter, including Falk and Priddy, and as more fully set forth therein. All of the Advisor Warrants issued pursuant to the Instruction Letter shall hereafter be known as the "Advisor Warrants." During the term of the Advisory Agreement and for a period of 6 months thereafter, Commonwealth has a right of first refusal to act as exclusive placement agent or financial advisor in connection with any private placement by the Issuer in excess of $1,000,000.

          Pursuant to the Securities Purchase Agreement, the Issuer agreed to file a registration statement on Form F-3 by September 18, 2002, covering the Conversion Shares, the Warrant Shares and the shares of Common Stock underlying the Advisor Warrants (the "Advisor Warrant Shares"). In addition, the Issuer agreed to use its best efforts to cause the registration statement to become effective by December 18, 2002. Pursuant to the Securities Purchase Agreement, ComVest, Commonwealth and the Investors were also granted unlimited piggyback registration rights with respect to any registration statements filed by the Issuer after June 18, 2002. The piggyback registration rights are subject to customary limitations and exceptions.

          Also pursuant to the Securities Purchase Agreement, the Issuer agreed to cause each of the individuals set forth on Schedule 7 thereto, to agree that, until the Warrant Shares are fully registered and freely tradable, the persons listed on Schedule 7 will not directly or indirectly sell, offer to sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Issuer held by it.

          The Securities acquired by the Reporting Persons in connection with the closing of the transactions contemplated by the Securities Purchase Agreement were acquired for investment purposes. Except in the ordinary course of business, the Reporting Persons have no present plans or proposals which relate to, or could result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer (with the exception of the shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants and Advisor Warrants), (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.



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



          The foregoing descriptions of the Securities Purchase Agreement, the Notes, the Warrants, the Security Agreement, the Mortgage Agreement, the Advisory Agreement, the Advisor Warrants, and the Instruction Letter are not intended to be complete and are qualified in their entirety by the complete texts of the Securities Purchase Agreement, the Note, the Warrant, the Security Agreement, the Mortgage Agreement, the Advisory Agreement, the Advisor Warrant, and the Instruction Letter which are incorporated herein by reference. Copies of the Securities Purchase Agreement, a sample Note, a sample Warrant, the Security Agreement, the Mortgage Agreement, the Advisory Agreement, a sample Advisor Warrant, and the Instruction Letter are filed as Exhibits 2, 3, 4, 5, 6, 7, 8 and 9 hereto, respectively.

Item 5. Interest in Securities of the Issuer.

    Item 5 is hereby amended to reflect that:

(a) ComVest may be deemed to be the beneficial owner of an aggregate of 5,259,446 shares of Common Stock, representing approximately 41.6% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of: (i) 4,172,282 shares of Common Stock acquired pursuant to the ComVest Purchase Agreement; (ii) the right to acquire 557,164 shares of Common Stock upon exercise of the Warrant which was issued to ComVest pursuant to the ComVest Purchase Agreement (hereinafter, the "AILP Warrant"); and (iii) the right to acquire 530,000 shares of Common Stock upon exercise of the Warrant. The Conversion Shares issuable upon conversion of the Note are not included in the foregoing calculation, because the Note is convertible into shares of Common Stock only upon the occurrence of an event of default under the Note or the Issuer's failure to meet the performance milestones set forth in the Note, either of which may or may not occur within the next 60 days.

          ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 5,259,446 shares of Common Stock beneficially owned by ComVest, representing approximately 41.6% of the issued and outstanding shares of Common Stock of the Issuer.

          Commonwealth may be deemed to be the beneficial owner of an aggregate of 97,750 shares of Common Stock, representing approximately .84% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of the right to acquire 97,750 shares of Common Stock upon the exercise of the Advisor Warrant.

          CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 97,750 shares of Common Stock beneficially owned by Commonwealth, representing approximately .84% of the issued and outstanding shares of Common Stock of the Issuer.

          Falk may be deemed to be the beneficial owner of an aggregate of 5,754,362 shares of Common Stock, representing approximately 43.8% of the issued and outstanding shares of Common Stock of the Issuer. These holdings are as follows: (i) the 5,259,446 shares of Common Stock beneficially owned by ComVest;
(ii) the 97,750 shares of Common Stock beneficially owned by Commonwealth; and
(iii) the right to acquire 397,166 shares of Common Stock upon exercise of Falk's Advisor Warrant. In his capacity as Chairman and controlling equity owner of CAMC, which is the general and principal partner of Commonwealth and the owner of all the interests in ComVest Management (the general partner of ComVest), Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

          RMC may be deemed to be the beneficial owner of an aggregate of 1,653,913 shares of Common Stock, representing approximately 13.9% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of
(i) 1,312,038 shares of Common Stock purchased pursuant to the terms of the ComVest Purchase Agreement, (ii) the right to acquire 175,208 shares of Common Stock upon exercise of the AILP Warrant; and (iii) the right to acquire 166,667 Warrant Shares upon exercise of the Warrant. The Conversion Shares issuable upon conversion of the Note are not included in the foregoing calculation, because the Note is convertible into shares of Common Stock only upon the occurrence of an event of default under the Note or the Issuer's failure to meet the performance milestones set forth in the Note, either of which may or may not occur within the next 60 days.

          Priddy may be deemed to be the beneficial owner of an aggregate of 3,357,781 shares of Common Stock, representing approximately 27.3% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of:
(i) the 1,653,913 shares beneficially held by RMC, (ii) 1,312,038 shares of Common Stock purchased by Priddy pursuant to the terms of the ComVest Purchase Agreement, (iii) the right to acquire 175,208 shares of Common Stock upon exercise of the AILP Warrant, (iv) the right to acquire 166,667 Warrant Shares upon exercise of the Warrant, and (iv) the right to acquire 49,955 shares of Common Stock upon exercise of his Advisor Warrant. The Conversion Shares issuable upon conversion of the Note are not included in the foregoing calculation, because the Note is convertible into shares of Common Stock only upon the occurrence of an event of default under the Note or the Issuer's failure to meet the performance milestones set forth in the Note, either of which may or may not occur within the next 60 days.

(b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

                 Name               Number of Shares

                 Robert Priddy      1,703,868
                 Michael Falk       397,166

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

(i) ComVest, ComVest Management and Falk may be deemed to share such voting and disposition powers with respect to the 5,259,446 shares of Common Stock beneficially held by ComVest.


(ii) Commonwealth, CAMC and Falk may be deemed to share such voting and disposition powers with respect to the 97,750 shares of Common Stock beneficially held by Commonwealth.

(iii) RMC and Priddy may be deemed to share such voting and disposition powers with respect to the 1,653,913 shares of Common Stock beneficially held by RMC.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As more fully described in Item 4 above, ComVest and the Investors are party to the Securities Purchase Agreement pursuant to which ComVest and the Investors were granted certain registration rights and pursuant to which the Issuer agreed to cause certain individuals to agree not to sell or otherwise dispose of their shares of Common Stock until such time as the Warrant Shares are fully registered and freely tradable.

          In addition, as more fully described in Item 4 above, Commonwealth and the Issuer entered into an Advisory Agreement granting Commonwealth, among other things, rights of first refusal with respect to future capital raising transactions of the Issuer.

          Furthermore, Commonwealth and the issuer entered into a Placement Agent Agreement, dated June 18, 2002 (the "Placement Agent Agreement"), pursuant to which Commonwealth agreed to act as placement agent to the Issuer in connection with the sale of the Notes and Warrants. In exchange for its services as a placement agent, Commonwealth received a fee upon the consummation of the sale of the Notes and Warrants on June 19, 2002. Pursuant to the terms of the Placement Agent Agreement, in the event the Issuer consummates a financing, during the term of the Placement Agent Agreement or within 1 year thereafter, with a party introduced by Commonwealth, Commonwealth shall be entitled to receive a warrant (the "Agent Warrant") to purchase the number of shares of Common Stock equal to 10% of the shares of Common Stock issued in such financing, at an exercise price and on terms to be mutually agreed upon by the parties. The shares of Common Stock underlying the Agent Warrant shall be subject to the same registration rights as the Conversion Shares, the Warrant Shares and the Advisor Warrant Shares.

          The foregoing description of the Placement Agent Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Placement Agent Agreement, which is incorporated herein by reference. A copy of the Placement Agent Agreement is filed as Exhibit 10 hereto.

Item 7. Material to Be Filed as Exhibits.

          Exhibit 1:       Joint Filing Agreement, dated as of June 28, 2002.

          Exhibit 2: Securities Purchase Agreement, dated as of June 18, 2002, by and among Bio-Plexus, Inc., ComVest Venture Partners, L.P., as administrative agent for the purchasers, and each of the purchasers listed on Schedule A attached thereto.

          Exhibit 3: Form of Senior Subordinated 7% Non-Convertible Promissory Note issued by Bio-Plexus, Inc. in favor of ComVest Venture Partners, L.P. and each of the purchasers listed on Schedule A to the Securities Purchase Agreement.

          Exhibit 4: Form of Warrant to Purchase Shares of Common Stock of Bio-Plexus, Inc. issued to ComVest Venture Partners, L.P. and each of the purchasers listed on Schedule A to the Securities Purchase Agreement.

          Exhibit 5: Security Agreement, dated as of June 18, 2002, by and among Bio-Plexus, Inc. and ComVest Venture Partners, L.P., as administrative agent for the purchasers, and each of the purchasers listed on Schedule A to the Securities Purchase Agreement.

          Exhibit 6: Mortgage Agreement, dated as of June 18, 2002, by Bio-Plexus, Inc.

          Exhibit 7: Advisory Agreement, dated May 10, 2002, by and between Commonwealth Associates, L.P. and Bio-Plexus, Inc.

          Exhibit 8: Form of Advisor Warrant to Purchase and aggregate of 1,000,000 shares of Common Stock of Bio-Plexus, Inc., issued to Commonwealth Associates, L.P. (and allocated to the individuals and entities listed in the Warrant Instruction Letter).

          Exhibit 9: Warrant Instruction Letter, dated as of June 26, 2002, by Commonwealth Associates, L.P. and addressed to Bio-Plexus, Inc.

          Exhibit 10: Placement Agent Agreement, dated June 18, 2002, by and between Commonwealth Associates, L.P. and Bio-Plexus, Inc.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 28, 2002       ComVest Venture Partners, LP

                                By: ComVest Management, LLC, its
                                            General partner

                                    By: /s/ Michael S. Falk
                                       ---------------------------------
                                       Name: Michael S. Falk
                                       Title: Manager

                                 EXHIBIT INDEX

          Exhibit 1:       Joint Filing Agreement, dated as of June 28, 2002.

          Exhibit 2: Securities Purchase Agreement, dated as of June 18, 2002, by and among Bio-Plexus, Inc., ComVest Venture Partners, L.P., as administrative agent for the purchasers, and each of the purchasers listed on Schedule A attached thereto.

          Exhibit 3: Form of Senior Subordinated 7% Non-Convertible Promissory Note issued by Bio-Plexus, Inc. in favor of ComVest Venture Partners, L.P. and each of the purchasers listed on Schedule A to the Securities Purchase Agreement.

          Exhibit 4: Form of Warrant to Purchase Shares of Common Stock of Bio-Plexus, Inc. issued to ComVest Venture Partners, L.P. and each of the purchasers listed on Schedule A to the Securities Purchase Agreement.

          Exhibit 5: Security Agreement, dated as of June 18, 2002, by and among Bio-Plexus, Inc. and ComVest Venture Partners, L.P., as administrative agent for the purchasers, and each of the purchasers listed on Schedule A to the Securities Purchase Agreement.

          Exhibit 6: Mortgage Agreement, dated as of June 18, 2002, by Bio-Plexus, Inc.

          Exhibit 7: Advisory Agreement, dated May 10, 2002, by and between Commonwealth Associates, L.P. and Bio-Plexus, Inc.

          Exhibit 8: Form of Advisor Warrant to Purchase and aggregate of 1,000,000 shares of Common Stock of Bio-Plexus, Inc., issued to Commonwealth Associates, L.P. (and allocated to the individuals and entities listed in the Warrant Instruction Letter).

          Exhibit 9: Warrant Instruction Letter, dated as of June 26, 2002, by Commonwealth Associates, L.P. and addressed to Bio-Plexus, Inc.

          Exhibit 10: Placement Agent Agreement, dated June 18, 2002, by and between Commonwealth Associates, L.P. and Bio-Plexus, Inc.